WINTER SPORTS PURCHASES ANAPURNA PROPERTY MANAGEMENT
Glacier Village Property Management Company Formed

WHITEFISH, MONT. (May 1, 2001) -- Winter Sports, Inc. (WSI) today announced that they have completed the arrangements to purchase Anapurna Property Management on Big Mountain. WSI will combine Anapurna, Edelweiss, Alpine Village Homes, the Hibernation House hotel and managed properties in Kintla Lodge into the largest property management company on Big Mountain. The new company will be called Glacier Village Property Management and doubles Big Mountain's managed inventory.

`We are happy to bring these quality properties under one marketing and management organization,' said Michael Collins, president and CEO of WSI. ``The Anapurna business represents both high quality properties and a high quality guest service organization. This acquisition will allow our company to focus more efforts on a broader property base and give us the ability to send a stronger marketing message. It also represents one more step in a process to build a year round resort community at Big Mountain.'

Rob Tedrow has been named general manager for the new management company. Tedrow worked as the general manager for Ptarmigan Village for several years before assuming his current position as director of guest services for WSI in 1998. In his guest services role for Big Mountain he has been responsible for all aspects of the resort's property management business.

In March, Big Mountain announced the development of the new `Glacier Village'' at Big Mountain in conjunction with Hines Resorts. The plan represents further refinement of the 1991 village plan, with a broad array of improvements scheduled over an eight to ten year period.
Glacier Village Property Management becomes effective May 1, 2001. For more information, please call 862-3687 or visit the lodging pages located at www.bigmtn.com.


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For Immediate Release
May 1, 2001
Contact: Brian Schott, (406) 862-1949
bschott@bigmtn.com
Big Mountain Public Relations